NEWS RELEASE

Pan American Silver Announces Transfer of Listing of Common Shares
to the New York Stock Exchange
Vancouver, B.C. - April 5, 2023 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American") announced it will transfer the listing of its common shares to the New York Stock Exchange ("NYSE") from the NASDAQ Global Select Market ("NASDAQ"). Pan American expects to begin trading on the NYSE on April 18, 2023, under its existing ticker symbol "PAAS". Pan American's shares will continue to trade on the NASDAQ until the market close on April 17, 2023. Pan American’s listing on the Toronto Stock Exchange will not change.
"Following our transformative transaction with Yamana Gold Inc., which significantly increases the scale of our silver and gold operations in Latin America, we are pleased to join our industry peers on the NYSE," said Michael Steinmann, President and CEO of Pan American. "We believe the NYSE platform provides Pan American with the capital markets presence required to support our growing company."
“We are thrilled to welcome Pan American Silver, a leading producer of precious metals in the Americas, to our NYSE community of world-class mining companies,” said John Tuttle, Vice Chair, NYSE Group. “We look forward to working with the Vancouver-based company for many years to come.”
About Pan American Silver
Pan American is a leading producer of precious metals in the Americas, operating silver and gold mines in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that is currently not operating. We have been operating in the Americas for nearly three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares currently trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, the timing for Pan American’s shares to begin trading on the NYSE and when they will cease trading on the NASDAQ; and the anticipated benefits of listing on the NYSE will be realized.
These forward-looking statements and information reflect Pan American's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: our business and operations are such that we will have the ability to satisfy, and continue to satisfy, the listing requirements of the NYSE; and those factors identified under the heading "Risk Factors" in Pan American’s management information circular dated December 20, 2022 and under the heading "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and annual information form dated February 22, 2023, filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects

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NEWS RELEASE

and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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